UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934

(Amendment No. 10)

D.E Master Blenders 1753 N.V.

(Name of Subject Company (Issuer))

Donata Holding SE
Donata Holdings B.V.
JAB Holdings II B.V.
JAB Forest B.V.
Acorn Holdings B.V.
Acorn B.V.
Oak Leaf B.V.
(Names of Filing Persons (Offerors))

Ordinary Shares, nominal value EUR 0.12 per share

(Title of Class of Securities)

N/A

(CUSIP Number of Class of Securities)

Joachim Creus
Oak Leaf B.V.
Oude Weg 147
NL — 2031 CC Haarlem
The Netherlands
Tel: +352 22 9999 5178
(Name, Address and Telephone Numbers of Person Authorized to Receive Notices and
Communications on Behalf of Filing Persons)

Copy to:
Paul T. Schnell, Esq.
Sean C. Doyle, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York 10036
(212) 735-3000

CALCULATION OF FILING FEE

Transaction Valuation(1)	Amount of Filing Fee(2)
$8,189,492,615	$1,117,047

(1)          Estimated solely for purposes of calculating the filing fee. The transaction value was determined by multiplying (x) EUR 12.50 (i.e., the tender offer price) by (y) 507,089,326, the estimated maximum number of DEMB Shares to be acquired in the tender offer, which consists of 594,859,274 DEMB Shares issued and outstanding and an aggregate of 1,763,050 DEMB Shares underlying performance share units issued and outstanding or issuable prior to the expiration of the Offer, less 89,532,998 DEMB Shares beneficially owned by Acorn Holdings B.V. by (z) 1.2920, which is the exchange rate of U.S. dollars per euro reported by the Federal Reserve Bank as of May 24, 2013.

(2)          The filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #1 for Fiscal Year 2013, issued August 31, 2012, by multiplying the transaction value by 0.0001364.

☒                                    Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) of the Securities Exchange Act of 1934 and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,117,047	Filing Party: JAB Forest B.V., Acorn Holdings B.V., Acorn B.V., Oak Leaf B.V.
Form or Registration No.: Schedule TO	Date Filed: June 6, 2013

☐                                      Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒                                    third-party tender offer subject to Rule 14d-1.

☐                                      issuer tender offer subject to Rule 13e-4.

☐                                      going-private transaction subject to Rule 13e-3.

☐                                     amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

This Amendment No. 10 to the Tender Offer Statement on Schedule TO is filed by (i) Oak Leaf B.V. ( the “Offeror”), a private limited liability company incorporated under the laws of the Netherlands and a wholly owned direct subsidiary of Acorn (as defined blow) and a wholly owned indirect subsidiary of Acorn Holdings (as defined below) and Forest (as defined below), (ii) Acorn B.V. (“Acorn”), a private limited liability company incorporated under the laws of the Netherlands and a wholly owned direct subsidiary of Acorn Holdings and a wholly owned indirect subsidiary of Forest, (iii) Acorn Holdings B.V. (“Acorn Holdings”), a private limited liability company incorporated under the laws of the Netherlands and a wholly owned direct subsidiary of Forest, (iv) JAB Forest B.V. (“Forest”), a private limited liability company incorporated under the laws of the Netherlands, (v) JAB Holdings II B.V. (“JAB Holdings”), a private limited liability company incorporated under the laws of the Netherlands, (vi) Donata Holdings B.V., (“Donata BV”), a private limited liability company incorporated under the laws of the Netherlands and (vii) Donata Holding SE (“Donata SE” and, together with the Offeror, Acorn, Acorn Holdings, Forest, JAB Holdings and Donata BV, the “Filing Persons”)), an Austrian Societas Europaea and further amends and supplements the Tender Offer Statement on Schedule TO (as amended on June 13, 2013 , June 19, 2013, June 20, 2013, June 26, 2013, August 8, 2013, August 9, 2013, August 16, 2013, September 6, 2013 and 9 September 2013 and together with any other amendments and supplements hereto, this “Schedule TO”) filed on June 6, 2013 by the Offeror, Acorn, Acorn Holdings and Forest. This Schedule TO relates to the Offer by the Offeror to purchase all outstanding ordinary shares with a nominal value of EUR 0.12 per share (the “Shares”), of D.E Master Blenders 1753 N.V., a public limited liability company incorporated under the laws of the Netherlands (“DEMB”), at a price of EUR 12.50 cum dividend, net to the seller in cash (less any withholding taxes and without interest), upon the terms and subject to the conditions set forth in the Offer Memorandum dated June 19, 2013 (together with any amendments or supplements thereto, the “Offer Memorandum”), which is annexed to and filed with the Schedule TO as Exhibit (a)(1)(A).

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following text thereto:

“At 17:40 hours CET (11:40 EST), on September 17, 2013, the Offer (as defined in the Offer Memorandum), as extended, expired. The Offeror was advised by the Exchange Agent (as defined in the Offer Memorandum) that, as of the expiration of the Offer, a total of 456,812,887 Shares were validly tendered and not withdrawn pursuant to the Offer, which together with the 89,532,998 Shares currently held by Acorn Holdings and irrevocably undertaken to be contributed and transferred to the Offeror represent approximately 91.84% of the currently outstanding Shares on a fully diluted basis.

The Offeror has declared the Offer unconditional. The Offeror announced the commencement of a Post-Closing Acceptance Period of 5 Business Days, to expire at 17:40 hours CET (11:40 hours EST) on September 25, 2013. If following the Post-Closing Acceptance Period, the Offeror holds at least 95% of the Shares on a fully diluted basis, the Offeror intends to effect a Statutory Buy-Out in order to acquire the remaining Shares not held by the Offeror or its Affiliates. If following the Post-Closing Acceptance Period, the Offeror holds fewer than 95% of the Shares on a fully diluted basis, the Offeror intends to implement the Post-Closing Merger and Liquidation (as defined in the Offer Memorandum) and as described below. New Oak (as defined in the Offer Memorandum) and Oak Sub (as defined in the Offer Memorandum) have been incorporated for the sole purposes of the Post-Closing Merger and Liquidation. The Offeror holds the sole share in the issued and outstanding share capital of New Oak. New Oak holds the sole share in the issued and outstanding share capital of Oak Sub.

Upon completion of the Legal Merger (as defined in the Offer Memorandum) (i) DEMB will merge with and into Oak Sub, (ii) each holder of one or more Shares immediately prior to the completion of the Legal Merger will receive one or more shares in the capital of New Oak on a share-for-share basis and by operation of law, (iii) Oak Sub will acquire all assets and liabilities of DEMB, including the rights and obligations pursuant to the Merger Protocol (as defined in the Offer Memorandum) by operation of law, (iv) DEMB will cease to exist and (v) DEMB will be delisted from the Euronext Amsterdam  (as defined in the Offer Memorandum).

One Business Day after completion of the Legal Merger, New Oak will sell and transfer the entire issued and outstanding share capital of Oak Sub to the Offeror. The consideration payable to New Oak for the purchase of the Oak Sub shares by the Offeror will consist of cash and a loan note, as described in the Offer Memorandum. Following completion of the Share Sale (as defined in the Offer Memorandum) New Oak Shareholders will be shareholders in a company without any assets and liabilities, other than assets in the form of cash, the loan note and its paid-up capital.

Upon completion of the Share Sale, the Liquidation (as defined in the Offer Memorandum) will be commenced by the Liquidator (as defined in the Offer Memorandum) and the Liquidator has agreed to, as soon as practically possible after the Liquidation becomes effective, arrange for one or more advance liquidation distributions to the New Oak Shareholders, whereby the initial advance liquidation distribution is intended to take place on or about the date of completion of the Share Sale and result in a payment per share in the capital of New Oak equal to the Offer Price (as defined in the Offer Memorandum) without any interest and subject to withholding and other taxes. Any costs and expenses incurred by New Oak in connection with the Post-Closing Merger and

i

Liquidation will be borne by the Offeror. Cash will be used to fund the payment of the advance liquidation distribution to each New Oak Shareholder, other than the Offeror, in connection with the Liquidation. The loan note will be used to fund the payment by means of a set-off of the advance liquidation distribution to the Offeror in connection with the Liquidation. Once the final distribution, if any, has occurred, New Oak will be effectively liquidated and will cease to exist by operation of law.

On September 18, 2013 the Offeror and DEMB issued a press release announcing the expiration and results of the Offer. The full text of the press release is attached as Exhibit (a)(5)(M) to this Schedule TO and is incorporated herein by reference.”

ITEM 12.              EXHIBITS.

Item 12 of the Schedule TO is hereby amended and restated in its entirety as follows:

(a)(1)(A)	Offer Memorandum, dated June 19, 2013*

(a)(1)(B)	Technical Information Memorandum sent to Admitted Institutions of Euronext Amsterdam*

(a)(1)(C)	Letter of Transmittal sent to record holders*

(a)(1)(D)	Form to obtain tax information from record holders whose relevant information is unknown*

(a)(1)(E)	Form of cover letter to registered shareholders in the direct registry of shareholders of DEMB*

(a)(1)(F)	Form of cover letter to shareholders holding Shares through a bank, broker or other financial institution*

(a)(1)(G)	Summary Advertisement, published June 20, 2013 in The Wall Street Journal*

(a)(1)(H)	Form of letter sent to registered shareholders in the direct registry of shareholders of DEMB during the pendency of the Offer*

(a)(1)(I)	Form of letter sent to shareholders holding Shares through a bank, broker or other financial institution during the pendency of the Offer*

(a)(1)(J)	Summary Advertisement, published September 9, 2013 in The Wall Street Journal*

(a)(2)	Not applicable

(a)(3)	Not applicable

(a)(4)	Not applicable

(a)(5)(A)

Joint Press Release of the Offeror and DEMB, dated April 12, 2013 (incorporated by reference to the Current Report on Form 6-K filed by the Company with the Securities and Exchange Commission on April 12, 2012)

(a)(5)(B)

Transcript of interview with Bart Becht, Chairman of Joh. A. Benckiser (incorporated by reference the Schedule 14D-9C filed by D.E Master Blenders 1753 N.V. with the Securities and Exchange Commission on April 16, 2013)

(a)(5)(C)

Transcript of interview with Bart Becht, Chairman of Joh. A. Benckiser, for D.E Master Blenders 1753 employees (incorporated by reference to the Schedule 14D-9C filed by D.E Master Blenders 1753 N.V. with the Securities and Exchange Commission on April 16, 2013)

* Previously filed.

(a)(5)(D)

Transcript of media conference call regarding intended offer dated April 12, 2013 (incorporated by reference to the Schedule 14D-9C filed by D.E Master Blenders 1753 N.V. with the Securities and Exchange Commission on April 16, 2013)

(a)(5)(E)	Press Release dated May 10, 2013 (incorporated by reference to the Schedule 14D-9C filed by D.E Master Blenders 1753 N.V. with the Securities and Exchange Commission on May 10, 2013)

(a)(5)(F)	Press Release dated June 6, 2013 (incorporated by reference to the Schedule TO-C filed by the Filing Persons with the Securities and Exchange Commission on June 6, 2013)

(a)(5)(G)	Press Release dated June 12, 2013 (incorporated by reference to the Schedule TO-C filed by the Filing Persons with the Securities and Exchange Commission on June 12, 2013)

(a)(5)(H)	Press Release dated June 19, 2013*

(a)(5)(I)	Press Release dated August 8, 2013*

(a)(5)(J)	Press Release dated August 16, 2013*

(a)(5)(K)	Press Release dated September 6, 2013*

(a)(5)(L)	Press Release dated September 9, 2013*

(a)(5)(M)	Press Release dated September 18, 2013

(b)(1)

Senior Facilities Agreement, among the Offeror, Acorn and Banc of America Securities Limited, Citigroup Global Markets Limited, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A.(trading as Rabobank International, London Branch) and Morgan Stanley Bank International Limited acting as joint global coordinators, bookrunners and mandated lead arrangers*

(b)(2)

Letter, dated June 6, 2013 from Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (trading as Rabobank International) as agent for and on behalf of the other Finance Parties to Acorn as agent for the other Obligors party to the Senior Facilities Agreement, amending the Senior Facilities Agreement*

(b)(3)

Letter, dated June 25, 2013 from Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (trading as Rabobank International) as agent for and on behalf of the other Finance Parties to Acorn as agent for the other Obligors party to the Senior Facilities Agreement, amending the Senior Facilities Agreement*

(b)(4)

Letter, dated September 6, 2013 from Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (trading as Rabobank International) as agent for and on behalf of the other Finance Parties to Acorn as agent for the other Obligors party to the Senior Facilities Agreement, amending the Senior Facilities Agreement*

(d)(1)	Merger Protocol, between the Offeror and DEMB, dated April 12, 2013 as Amended and Restated on June 6, 2013*

(d)(2)	Confidentiality Agreement, dated March 20, 2013, between DEMB and Forest*

(h)	Not applicable

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 18, 2013

DONATA HOLDINGS B.V. JAB HOLDINGS II B.V. JAB FOREST B.V. ACORN HOLDINGS B.V. ACORN B.V. OAK LEAF B.V.

By:	/s/ Joachim Creus
By: Joachim Creus
Title: Managing Director

By:	/s/ Markus Hopmann
By: Markus Hopmann
Title: Managing Director

DONATA HOLDING SE

By:	/s/ Markus Hopmann
By: Markus Hopmann
Title: Authorized Representative (Prokurist)

By:	/s/ Andrea Oechsler-Steinhauser
By: Andrea Oechsler-Steinhauser
Title: Authorized Representative (Prokurist)

EXHIBIT INDEX

(a)(1)(A)	Offer Memorandum, dated June 19, 2013*

(a)(1)(B)	Technical Information Memorandum sent to Admitted Institutions of Euronext Amsterdam*

(a)(1)(C)	Letter of Transmittal sent to record holders*

(a)(1)(D)	Form to obtain tax information from record holders whose relevant information is unknown*

(a)(1)(E)	Form of cover letter to registered shareholders in the direct registry of shareholders of DEMB*

(a)(1)(F)	Form of cover letter to shareholders holding Shares through a bank, broker or other financial institution*

(a)(1)(G)	Summary Advertisement, published June 20, 2013 in The Wall Street Journal*

(a)(1)(H)	Form of letter sent to registered shareholders in the direct registry of shareholders of DEMB during the pendency of the Offer*

(a)(1)(I)	Form of letter sent to shareholders holding Shares through a bank, broker or other financial institution during the pendency of the Offer*

(a)(1)(J)	Summary Advertisement, published September 9, 2013 in The Wall Street Journal*

(a)(2)	Not applicable

(a)(3)	Not applicable

(a)(4)	Not applicable

(a)(5)(A)

Joint Press Release of the Offeror and DEMB, dated April 12, 2013 (incorporated by reference to the Current Report on Form 6-K filed by the Company with the Securities and Exchange Commission on April 12, 2012)

(a)(5)(B)

Transcript of interview with Bart Becht, Chairman of Joh. A. Benckiser (incorporated by reference the Schedule 14D-9C filed by D.E Master Blenders 1753 N.V. with the Securities and Exchange Commission on April 16, 2013)

(a)(5)(C)

Transcript of interview with Bart Becht, Chairman of Joh. A. Benckiser, for D.E Master Blenders 1753 employees (incorporated by reference to the Schedule 14D-9C filed by D.E Master Blenders 1753 N.V. with the Securities and Exchange Commission on April 16, 2013)

(a)(5)(D)

Transcript of media conference call regarding intended offer dated April 12, 2013 (incorporated by reference to the Schedule 14D-9C filed by D.E Master Blenders 1753 N.V. with the Securities and Exchange Commission on April 16, 2013)

(a)(5)(E)	Press Release dated May 10, 2013 (incorporated by reference to the Schedule 14D-9C filed by D.E Master Blenders 1753 N.V. with the Securities and Exchange Commission on May 10, 2013)

(a)(5)(F)	Press Release dated June 6, 2013 (incorporated by reference to the Schedule TO-C filed by the Filing Persons with the Securities and Exchange Commission on June 6, 2013)

* Previously filed.

v

(a)(5)(G)	Press Release dated June 12, 2013 (incorporated by reference to the Schedule TO-C filed by the Filing Persons with the Securities and Exchange Commission on June 12, 2013)

(a)(5)(H)	Press Release dated June 19, 2013*

(a)(5)(I)	Press Release dated August 8, 2013*

(a)(5)(J)	Press Release dated August 16, 2013*

(a)(5)(K)	Press Release dated September 6, 2013*

(a)(5)(L)	Press Release dated September 9, 2013*

(a)(5)(M)	Press Release dated September 18, 2013

(b)(1)

Senior Facilities Agreement, among the Offeror, Acorn and Banc of America Securities Limited, Citigroup Global Markets Limited, Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A.(trading as Rabobank International, London Branch) and Morgan Stanley Bank International Limited acting as joint global coordinators, bookrunners and mandated lead arrangers*

(b)(2)

Letter, dated June 6, 2013 from Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (trading as Rabobank International) as agent for and on behalf of the other Finance Parties to Acorn as agent for the other Obligors party to the Senior Facilities Agreement, amending the Senior Facilities Agreement*

(b)(3)

Letter, dated June 25, 2013 from Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (trading as Rabobank International) as agent for and on behalf of the other Finance Parties to Acorn as agent for the other Obligors party to the Senior Facilities Agreement, amending the Senior Facilities Agreement*

(b)(4)

Letter, dated September  6, 2013 from Coöperatieve Centrale Raiffeisen-Boerenleenbank B.A. (trading as Rabobank International) as agent for and on behalf of the other Finance Parties to Acorn as agent for the other Obligors party to the Senior Facilities Agreement, amending the Senior Facilities Agreement*

(d)(1)	Merger Protocol, between the Offeror and DEMB, dated April 12, 2013 as Amended and Restated on June 6, 2013*

(d)(2)	Confidentiality Agreement, dated March 20, 2013, between DEMB and Forest*

(h)	Not applicable